Exhibit 99.1

Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills
Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel: + 91 40 4900 2900
Fax: + 91 40 4900 2999
Email: mail@drreddys.com
Web: www.drreddys.com

October 30, 2025

National Stock Exchange of India Ltd. (Stock Code: DRREDDY)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/ Madam,

Sub: Transcript of the Earnings call conducted on October 24, 2025

Pursuant to Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find enclosed the transcript of the Earnings call for the quarter and half-year ended September 30, 2025, conducted on October 24, 2025. Also please note that this transcript of the call has been uploaded on our website and are available at the following link.

Weblink: https://www.drreddys.com/cms/sites/default/files/2025-10/DRL_Q2FY26EarningsCallTranscript_24Oct2025.pdf

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Dr. Reddy's Laboratories Limited's

Q2FY26 Earnings Call

October 24, 2025

Management:	Mr. Erez Israeli: Chief Executive Officer
Mr. M. V. Narasimham: Chief Financial Officer
Ms. Richa Periwal: Head - Investor Relations,
STRATEGY & CORPORATE ANALYTICS
Ms. Aishwarya Sitharam: Lead - Investor
Relations

Q2FY26 Earnings Conference Call Transcript October 24, 2025

Aishwarya Sitharam:	Good day, everyone, and welcome to the Q2FY26 earnings call of Dr. Reddy's Laboratories Limited. I'm Aishwarya Sitharam and I'm part of the Dr. Reddy's Investor Relations team.

I would like to indicate that all participants will be in the ‘listen-only’ mode during the opening remarks, and there will be an opportunity for you to ask questions thereafter. Should you need any technical assistance during the call, please use the chat function in your Zoom application. Please note that the chat will not be monitored for any questions to the management. I, now, hand the conference over to Richa Periwal. Thank you.

Richa Periwal:	Thank you, Aishwarya. Good morning, good evening, and a warm welcome to all. We hope you had a joyful and safe Diwali celebration with your loved ones. Thank you for joining us for Dr. Reddy's Laboratories Q2FY26 Earnings Conference call. We truly value your time and participation. Joining us today are members of the leadership team, Mr. Erez Israeli, our CEO, Mr. M. V. Narasimham (MVN), our CFO and the Investor Relations team. Earlier today, we released our quarterly financial results. These are now available on our website for your reference.

We will begin today’s session with MVN presenting an overview of our financial performance for the quarter. Following that, Erez will share his insights on key business highlights and our strategic outlook. We will then open the floor for questions.

Before we proceed, please note that this call is the proprietary material of Dr. Reddy's Laboratories and may not be rebroadcasted or quoted in any media or public forum, without prior, written consent from the company. This session is being recorded, and both the audio and the transcript will be made available on our website shortly.

All commentary and analysis during this call are based on our IFRS Consolidated financial statements. Please note that certain non-GAAP financial measures may also be discussed. Reconciliations to the corresponding GAAP measures are included in our press release. Finally, a reminder that the ‘Safe Harbor’ provisions outlined in today's press release apply to all forward-looking statements made during this call. With that, let me now hand it over to MVN to present the financial highlights for the quarter. Over to you, MVN.

M. V. Narasimham:

Thank you, Richa and Aishwarya. Good evening and a warm welcome to all. Thank you for joining us on our Q2FY26 earnings call. I am delighted to take you through our financial performance for the quarter.

We delivered a steady performance in Q2, achieving near double-digit growth, despite lower Lenalidomide sales. The acquired consumer healthcare business supported the top-line momentum. EBITDA margin stood at 26.7% for the quarter.

All financial figures in this section are translated into US dollars, using a convenience translation rate of ₹88.78, the exchange rate prevailing as of September 30, 2025.

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Q2FY26 Earnings Conference Call Transcript October 24, 2025

Consolidated revenues for the quarter stood at ₹8,805 crores, which is $992 million, a growth of 9.8% year-over-year and 3% on sequential basis. While US generics faced pressure from product specific price erosion and lower Lenalidomide sales, overall growth was supported by the integration of consumer healthcare business and double-digit growth delivery across other markets, aided by favourable forex.

Consolidated gross profit margin for the quarter was 54.7%, a decrease of 492 basis points year-over-year and 223 basis points sequentially. The decrease in margins during the quarter was due to lower Lenalidomide sales and product specific price erosion in US Generics, onetime inventory provisions from the discontinuation of certain pipeline products due to technical challenges and lower operating leverage in PSAI business. Gross margin was 59.1% for Global Generics and 18% for PSAI.

The SG&A spend for the quarter was ₹2,644 crores, which is $298 million, an increase of 15% year-over-year and 3% on sequential basis. The year-over-year increase was primarily driven by focused investments in the acquired NRT consumer healthcare business and in branded generics, which are key to driving sustainable growth. SG&A for the quarter includes a one-time provision of ₹70 crores for a VAT liability in one of our subsidiaries and charges related to a discontinued pipeline product. SG&A spends accounted for 30% of revenues during the quarter and was higher by 132 basis points year-over-year and at similar levels on a sequential basis. Excluding the one-offs related to VAT provision, SG&A spends as a % to revenues was at 29.2% in Q2FY26.

The R&D spend for the quarter was ₹620 crores, which is $70 million, a decline of 15% year-over-year and broadly flat sequentially. The decrease was due to reduced development spends on biosimilars during the quarter, as major investments for Abatacept have already been completed. We continue to make focused R&D investments in complex generics, APIs and biosimilars pipeline, while pursuing strategic collaborations to bring innovative assets that support sustainable long-term growth. The R&D spend was 7% of revenues for the quarter, lower by 203 basis points year-over-year and 26 basis points on a sequential basis.

Other operating income for the quarter was ₹267 crores, higher than ₹98 crores in the corresponding quarter last year. This was mainly on account of product related IP settlement income in the United States and a one-time reversal of ₹88 crores in liabilities related to discontinuation of a pipeline product.

EBITDA for the quarter, inclusive of other income, stood at ₹2,351 crores, which is $265 million, an increase of 3% on a year-over-year and sequential basis. The EBITDA margin stood at 26.7%, lower by 174 basis points year-over-year and flat sequentially. Adjusting for the one-time VAT provision mentioned earlier, the underlying EBITDA margin was at 27.5%.

Impairment charge was ₹66 crores, including ₹54 crores for property, plant, and equipment at our Middleburgh facility, following the discontinuation of a pipeline product, Conjugated

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Q2FY26 Earnings Conference Call Transcript October 24, 2025

Estrogen. The remaining charge pertains to product related intangibles impacted by adverse market conditions.

The net finance income for the quarter was lower at ₹77 crores, as compared to ₹ 156 crores for the same quarter last year. The decline in net finance income reflects lower returns from financial investments, following the deployment of cash reserves towards acquisition of consumer healthcare business and other intangible assets, in line with our capital allocation strategy.

As a result, profit before tax for the quarter stood at ₹1,835 crores, that is $207 million. PBT as a % of revenues was at 20.8%. On an adjusted basis, excluding the one-time VAT provision, the PBT margin was at 21.6%.

Effective tax rate for the quarter was at 22.2% compared to 30% in the corresponding period last year. The ETR for Q2FY26 was lower primarily due to a favourable jurisdictional mix for the quarter. The ETR in the corresponding period last year was higher due to reversal of previously recognized deferred tax asset related to land indexation, following amendments introduced through the Finance Act (No. 2) 2024 to the Income Tax Act, 1961.

Profit after tax attributable to equity holders of the parent for the quarter stood at ₹ 1,437 crores, which is $162 million, a growth of 14% year-over-year, flat on a QoQ basis. This is at 16.3% of revenues.

Diluted EPS for the quarter is ₹17.25.

Operating working capital as of 30th September 2025 was ₹13,331 crores, which is $1.5 billion, an increase of ₹3 crores, which is $0.4 million over 30th June 2025.

Capex cash outflow for the quarter stood at ₹511 crores, which is $58 million. Free cash flow generated during the quarter was ₹1,046 crores, which is $118 million. As of September 30, 2025, we have a net cash surplus of ₹2,751 crores, i.e., $310 million.

Foreign currency cash flow hedges executed through derivative instruments during the period are as follows. US$ 502 million hedged using combination of forwards & structured derivative contracts, scheduled to mature through December 2026. These contracts are hedged at a rate of ₹86.9 per US$. RUB 4.28 billion hedged at a fixed rate of ₹1.03 per Russian Ruble, with maturity falling within the next four months.

With this, I now request Erez to take us through the key business highlights.

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Q2FY26 Earnings Conference Call Transcript October 24, 2025

Erez Israeli:	Thank you, MVN. Good day, everyone, and thank you for joining us today.

We are pleased to report a consistent performance in Q2FY26, marked by double-digit growth and steady profitability. This performance was driven by contributions across all key markets, except for the US generics business. During the quarter, we continued to make meaningful progress across our strategic priorities, namely, growing the base, scaling our presence in Consumer Healthcare, Innovative therapies and Biosimilars. We advanced our key pipeline programs, including Semaglutide and Abatacept. In addition, we have been driving initiatives to enhance cost efficiencies across our operations, while simultaneously pursuing Business development (BD) activities to support sustainable growth in the coming quarters.

Let me now walk you through some of the key highlights of the quarter.

Revenue grew by 10% year-on-year, driven by broad-based growth across businesses, benefitting from acquired Consumer Healthcare and supported by favourable forex. Growth was partially offset by lower contribution from Lenalidomide and some price erosion in US in some select products. EBITDA margin stood at 26.7%. ROCE for the quarter was around 22%. The cash flow from operations was utilized towards plant expansions and acquisition of strategic brands and securing rights for distribution in defined markets. We closed the quarter with a net cash surplus of $310 million, reinforcing the strength of our balance sheet.

We strengthened our innovation-led portfolio through strategic collaborations and launches. We entered the anti-vertigo segment with the acquisition of Stugeron® and related brands across 18 markets in APAC and EMEA from Janssen Pharmaceutica. In India, we strengthened our gastrointestinal portfolio with the launch of two novel drugs - Tegoprazan, under the brand name of ‘PCAB®’, and Linaclotide under the brand name of ‘Colozo®’.

In partnership with Unitaid, Clinton Health Access Initiative, and Wits RHI, we are working to make Lenacapavir, a long-acting HIV prevention tool, accessible and affordable in low-and middle-income countries.

We continue to make progress on our key pipeline products. The Subject Expert Committee (SEC) under Central Drugs Standard Control Organization (CDSCO), has recommended approval for our Semaglutide injection in India. We received a positive opinion from European Medicines Agency’s Committee for Medicinal Products for Human Use (CHMP) for our denosumab biosimilar candidate. The USFDA accepted our Investigational New Drug (IND) application for COYA 302, a partnered, novel drug for the treatment of patients with ALS.

We also made steady progress on integrating the acquired Nicotine Replacement Therapy (NRT) business. We have successfully integrated two-thirds of the business by value, including Canada, Australia and select, key Western European markets. The next phase will include Southern Europe, Israel, and Taiwan.

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Q2FY26 Earnings Conference Call Transcript October 24, 2025

On the regulatory front, several inspections were completed across our global facilities. In September 2025, the USFDA conducted a Pre-Approval Inspection at our Bachupally biologics facility and issued a Form 483 with five observations. The agency recently issued a Complete Response Letter, in reference to the ongoing resolution of observations pertaining to the Biologics License Application (BLA) of our proposed Rituximab biosimilars candidate. We are actively working to address these observations. The USFDA concluded a GMP inspection at our Mirfield API facility in the UK, resulting in the issuance of a Form 483 containing seven observations. Additionally, our API sites, CTO-5, in Miryalaguda, Telangana, as well as our Middleburgh facility in New York, were classified as VAI, following successful GMP inspections by USFDA. The GMP and Pre-Approval Inspection (PAI) conducted by the USFDA in July 2025 at our formulations manufacturing facility, FTO 11, has been formally closed. We have received the Establishment Inspection Report (EIR), with the inspection outcome categorized as 'VAI'.

We continue to be recognized for our industry-leading performance in sustainability. We retained our MSCI ESG Rating of ‘A’ for the 2nd consecutive year. Our ESG Risk Rating from Morningstar Sustainalytics' improved from 23.6 to 18.4, representing a lower ESG risk profile. Our waste management practices were recognized with the ‘Diamond Standard’ for achieving 99.9% of waste diversion from landfills. Further, our formulations facility at Srikakulam, FTO-11, became India’s first pharmaceutical facility to receive a ‘Leadership in Energy and Environmental Design (LEED) Platinum certification’ for existing buildings from the US Green Building Council.

Let me take you through the key business highlights for the quarter. Please note that all financial figures mentioned are reported in their respective local currencies.

Our North America Generics business generated revenues of $373 million for the quarter, a decline of 16% year-on-year and 7% sequentially. The performance was impacted by price erosion in select key products, primarily Lenalidomide. During the quarter, we launched seven new products and expect the launch momentum to continue in the second half of the fiscal.

Our European Generics business reported revenues of €135 million for the quarter, a growth of 115% on a year-on-year basis and 3% quarter-on-quarter. The year-on-year performance was primarily driven by contributions from the acquired Nicotine Replacement Therapy (NRT) portfolio and new product launches, which offset the pricing pressure. Excluding NRT, growth was 6% year-on-year and quarter-on-quarter. During the quarter, we launched eight new generic products across European markets, further strengthening our portfolio.

Our Emerging Markets business delivered revenues of ₹1,655 crores in Q2, reflecting a growth of 14% year-on-year and 18% sequentially. Growth was primarily driven by new product launches across markets and aided by favourable forex. During the quarter, we introduced 24 new products across multiple countries, reinforcing our commitment to expanding access and strengthening our market presence. Within this segment, our Russia business delivered a growth of 13% year-on-year and 18% sequentially in constant currency terms, despite prevailing macro-economic challenges.

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Q2FY26 Earnings Conference Call Transcript October 24, 2025

Our India business reported revenues of ₹1,578 crores in Q2, delivering a double-digit year-on-year growth of 13% and a 7% increase sequentially. This performance was driven by contributions from new product launches, improved pricing, and higher volumes. According to IQVIA, we have moved up one place to the 9th position in the Indian Pharmaceutical Market (IPM) for the month of September and continue to outpace market growth, with a moving annual total (MAT) growth of 9.4%, compared to the IPM’s 7.8% growth. During the quarter, we launched 11 new brands in addition to the acquired Stugeron® portfolio, further strengthening our domestic franchise.

Our PSAI business reported revenues of $108 million in Q2FY26, registering a growth of 8% year-over-year and 13% sequentially. During the quarter, we filed 37 Drug Master Files globally.

We have further sharpened our R&D focus on programs that offer clear differentiation and strong commercial potential in alignment with our strategic priorities. We have rationalized few pipeline products that faced extended regulatory uncertainty, limited market opportunity or increasing competitive intensity. Our focus is anchored around complex generics, GLP-1 molecules and biosimilars. In addition, we are actively pursuing strategic collaborations and partnerships to enhance our innovation ecosystem, accelerate development timelines and expand our capabilities in emerging therapeutic areas. During the quarter, we completed 43 global generic filings.

For the quarters ahead, we focus on robust execution to deliver on our strategic priorities, meaning, grow our base business, focus on our key pipeline assets like Semaglutide and Abatacept, improve operational efficiency and productivity across the value chain, and we continue to actively explore partnerships and value-accretive acquisitions that support our strategic vision and innovation momentum, while enhancing our capabilities. These efforts are aimed at driving sustainable growth and delivering long-term value for our stakeholders.

And with that, I welcome your thoughts and questions as we move into the Q&A session.

Aishwarya Sitharam:	Thank you very much, Erez. We will now begin the question-and-answer session. To join the question queue, please use the ‘raise hand’ option available on the bar at the bottom of your Zoom application. If you wish to exit the question queue, you may click on the ‘lower hand’ option. Participants are requested to not ask more than two questions at a time, and to rejoin the queue in case of any incremental queries. I would like to reiterate that the chat will not be monitored for any questions to the management. However, in case of any technical concerns, please do feel free to use the chat option to reach out to us.

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Q2FY26 Earnings Conference Call Transcript October 24, 2025

The first question is from the line of Neha Manpuria from Bank of America. Neha, please go ahead.

Neha Manpuria:	Yeah, thanks so much, Aishwarya. Good evening. My first question is on the US business. You know, while I know you talked about product-specific erosion and Revlimid quarter on quarter, should we expect any Revlimid at all in the third quarter? And, second question on the US business, we've seen a product discontinuation this year. Last year, we saw Nuvaring being discontinued. We continue to spend a fair bit on R&D. How should we think about the U.S. product pipeline? Because, if I look at Reddy’s approval history, while we have got a fair bit of approvals, we haven't really got any meaningful, large launch approval outside of Revlimid, and probably Vascepa was the last one that I can think about. So, Erez, I just wanted your thoughts on how we should look at some of these, more meaningful launches coming through, now that Conjugated Estrogen has been discontinued. How do you think about the U.S. growth?

Erez Israeli:

So, we should assume that we will have, but less than what was in this quarter. And likely that it is either going to be the last quarter, or maybe some tail that will go into Q4. But, by and large, Q3 will still have Revlimid in it.

On the R&D question - first, I agree with you. There were certain products that we tried for a while to get an approval. And, as we did not get, we, kind of, pulled the trigger on them. We, kind of, gave ourselves certain timelines that if we don't, we just move on. As we speak, the main products in the United States, as related to R&D, will be the biosimilars. I think the main product, in terms of significant growth in the United States, will be Abatacept. On the small molecules, we do have meaningful products that are coming - primarily peptides, long-acting peptides. Some of them we missed the first-to-file, but they are still meaningful. The overall pipeline is about 100 products, as we speak, give or take, in the pipeline and out of that, I would say around 20 that will be considered what you call the complex generics. But as we discussed many times in the past, it's hard to predict on these products. So, your observation is correct. What we, absolutely, did is that we are re-looking our portfolio, and we are focusing on products that we believe that we have a good chance to be first-to-market, as time will come.

Neha Manpuria:	Understood, Erez. Erez, if I were to just extend this question then to, let's say, our Semaglutide filing or an Abatacept filing, what gives you confidence on getting approvals on those filings? Even in case of Abatacept, now that Bachupally, we have got a CRL on Rituximab. I'm just wondering, I know there's always risk to approval, but how should we think about management's confidence in getting approval for Semaglutide in Canada, or next year as we think about Abatacept?

Erez Israeli:	So, let's start with Abatacept, and I'll go to Semaglutide after. On Abatacept, we are supposed to submit the BLA, and I'm very confident about it, in the end of December of this year, calendar year. End of December 2025, which is exactly the date that we aim to. Here, I have a high level of confidence. It's also important to us because it will open the door for us to launch also the sub-cutaneous, which is the more important SKU, at the beginning of 2028, subject to settlement, of course, of the IP. The confidence comes that we are not going only with Bachupally, but we increase the chance, because we will have also, for the United States, a CMO that will make the product. I'm less concerned about the European approval, because Bachupally was already approved by the European authority, but not yet by the US FDA. And also, in the case of the U.S., we don't yet know what will happen with the tariff on biologics. While we feel now more comfortable, given all the press, that likely there will be no tariff. We need to see when the guidelines will come. But as a biologic, we don't know, and we feel the need to have a backup also there. So, if we will not be able to launch from Bachupally, we will be able to launch from the United States, and this will enable us with also a potential challenge, if it will happen on tariff.

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Q2FY26 Earnings Conference Call Transcript October 24, 2025

On Sema, we are expecting the feedback from Health Canada in the next few weeks. It can be any day, but it can be within the next few weeks. And we will know, if we get a deficiency or not. I'm certain that we will launch all the 12 million pens that I discussed with you last time. Obviously, if it will not be in Canada, it will be in other places, so the launch is going to happen. The question, of course, if we'll get a CRL, or we'll get something in Canada, obviously, the pricing may be different. But, I'm confident that we will sell the product. The question is in which market they would come. Can I guarantee that we'll not get the CRL? No, I cannot. I wish.

Neha Manpuria:	Thank you, fair enough. Fair enough, Erez. Thanks so much.

Aishwarya Sitharam:	Thank you, Neha. The next question is from the line of Damayanti Kerai from HSBC. Please go ahead.

Damayanti Kerai:	Thank you for the opportunity. My first question is again on Semaglutide. So, Erez, can you remind us, the legal status, which was underway in India, the litigation with Novo on Semaglutide.

Erez Israeli:	Sure. We are challenging the patents in India. And, it's currently in the High Court in Delhi. All the hearings were done, and we are waiting for the decision of the judge. We don't know exactly when she will submit her decisions. And likely that whoever will not like the decision, will appeal. So, likely that it will continue after. But at this stage, the hearings are done, and we are waiting for the outcome of the decision of the judge.

Damayanti Kerai:	And sure, and just to clarify, this outcome should not be impacting your plans in the ex-India market, right? The markets outside of India?

Erez Israeli:	Depends what will be the decision of the judge. What we are seeking, we believe that the patent is invalid, and in any case, as we speak today, by the decision that was done in May, we can produce and export, not to do it in India, but the court, in the decision back in May, allowed us to continue to make the product and to export it. In the current state, we can launch in India only at patent expiration, which is right now dated at March ‘26.

Damayanti Kerai:	Okay, that's clear. My second question is going back to Abatacept. So, just clarifying, earlier discussions. So, did you mention you have a CMO in place to manufacture that product, in case Bachupally takes some time to get the clearance from the FDA, or what is arrangement? Like, what kind of risk mitigation strategies are in place?

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Q2FY26 Earnings Conference Call Transcript October 24, 2025

Erez Israeli:	Sure. Correct, I did mention that we will have a CMO in the United States to produce Abatacept, in addition to a capacity that is built in Bachupally, India, and it's mitigating three risks. One, is in case of, again, CRL or any regulatory challenges that we will be able to launch from an already approved FDA site in America. Second, if there will be any tariff or any other potential restriction or regulatory burden, as it's related to make or sell biosimilars in the United States. And the number three, to increase capacity, it's allowing us more capacity, in a case that we will get a nice market share. So, we're absolutely going with the CMO option in the United States.

Damayanti Kerai:	Okay, that's helpful. And my last question is, for Semaglutide, I understand you're working on, your in-house fill-and-finish capacity. So, can you share the update on that project?

Erez Israeli:	It's going on. It will not impact the launches in the next 12 months, because, by the time that we will have to submit and qualify, it will be post-approval in all the countries. So, we are working with the partner that we have today. This is the famous 12 million units that we discussed in the past. This is still relevant, maybe with some upside, but right now, I think, we are about the same range. And, this will happen with the current partners, but we will have two cartridge lines in FTO-11, and this will be significantly expanded capacity. To many, many more millions. Let's say, in that respect, it can go to even up to $50 million, but it's all theoretical at this stage. It will be relevant not for the next 12 months. But for the period after that.

Damayanti Kerai:	Sure, that's helpful. I'll get back in the queue. Thank you.

Aishwarya Sitharam:	Thanks, Damayanti. The next question is from the line of Dr. Bino Pathiparampil from Elara Capital. Bino, please go ahead.

Dr. Bino Pathiparampil:	Hi, good evening all of you. First question on, the India market, India business had a strong growth in the quarter. Is there anything in particular that helped you, and was there any impact related to the GST disruption in the quarter?

Erez Israeli:	Yeah, so we managed well the GST. So, the GST was not a significant obstacle for us. We managed it well. It's just execution of our strategy, the way we discussed it. For many quarters, we identified the therapeutic areas that we want to focus on and we made several inorganic moves to buy brands, that allow us relevant access, as well as, licensing of innovative products. And just working well, and it's likely to continue. We said all along because we believe that innovation will allow us to outpace the market. And we feel very, very comfortable now about that strategy. I think more and more people see that now.

Dr. Bino Pathiparampil:	Understood. You have recently done this acquisition of the Stugeron® brand from Janssen. Could you give some idea about what sort of revenues does that business have in its acquired form?

Erez Israeli:	So, a 100 plus in terms of size, something like this.

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Q2FY26 Earnings Conference Call Transcript October 24, 2025

Dr. Bino Pathiparampil:	$100 million?

Erez Israeli:	No, 100 cr, this is India.

Dr. Bino Pathiparampil:	That is India? Okay.

Richa Periwal:	Bino, it's India and Emerging Markets put together.

Dr. Bino Pathiparampil:	It’s 100 cr, and for that, if I'm right, you paid $50 million.

Erez Israeli:	Correct.

Dr. Bino Pathiparampil:	Okay, understood. And, any benefit of that in the growth for the quarter? Is some 20 days of that part of India business?

M. V. Narasimham:	Not much. Insignificant.

Erez Israeli:	You can take it as no real impact.

Dr. Bino Pathiparampil:	Got it. And my last question on the margin outlook beyond Revlimid. Of course, we keep asking this every quarter, but if you look at current quarter, even with Lenalidomide, if we remove the Other Income from the EBITDA margin, it is below 23%, and with Lenalidomide further coming down in the next quarters, it may fall even further. So, do you still fully stick to that for a full year of FY27, you will get back to 25% EBITDA margin?

Erez Israeli:	I'm not sure how did you get to the 23%. I'm aware of 26.7%. But, never mind. Yeah, absolutely, Lenalidomide is with higher margin, everybody knows that. And naturally, it's impacting. And anticipating that, we are discussing for four years. We knew exactly when Lenalidomide is going to go. And it's happening exactly as we discussed. We are addressing it with the levers that I mentioned - growing the base, containing the costs, BD, and focus on these key products. I absolutely believe and I'm maintaining it that in the next two years, we will absolutely get back to the growth and to the margins. The question is, what will be the journey at this point of time? The more Semaglutide we will have, the more growth we'll have, the more BD we'll have, we can actually do it much, much faster. So, we are maintaining our commitment for the margins. We are maintaining our commitment for growth. The question is what will be the scenarios between Semaglutide, Abatacept, and BD primarily? And of course, because on the levers that we can control better, we are very confident - this is the base and the cost.

Dr. Bino Pathiparampil:	Understood. Thank you, I'll join back the queue.

Aishwarya Sitharam:	Thanks, Bino. The next question is from the line of Saion Mukherjee from Nomura. Saion, please go ahead.

Saion Mukherjee:	Yeah, hi, thanks for taking my question. So, my first question is on the US base business. There has been a lot of price erosion over the last 3-4 years, since you have launched Revlimid. How is the base today versus, let's say, before Revlimid? Is it up, down? If you can give some colour, so that we get a sense where we should, you know, assume the number post-Revlimid?

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Erez Israeli:	So, it went down, primarily not so much on volume. There were some products, about, I think, five, that faced competition and price erosion. And that's what took it down. It's not significantly down. Most of the decline that you see is Lenalidomide. But if you want to compare, it is down.

Saion Mukherjee:	And do you see it, sort of, stabilizing now from the current level, or do you think there is scope for further price erosion, and if you can just give some colour on the pricing dynamics in the U.S. at this point. Anything has changed?

Erez Israeli:	No, no change. I think it stabilized, and I believe that its stabilized also for a while, besides the products here and there. But, yeah, I don't foresee additional trends like that in the coming quarters on the base products. The erosion that will be, will be on some of the products that we launch. Those can still face erosion, because not all of them, what you call, exhausted their potential erosion. But it's insignificant as we speak.

Saion Mukherjee:	Okay. My second question is on Semaglutide. This 12 million, that you mentioned, you feel confident about selling. So, if not in Canada, where will this volume be absorbed, in your view? Which markets?

Erez Israeli:	Of course. Sure. So, we are going to, either directly or through partners, obtain approval in the next, let's say. 12 to 15 months in 87 countries, most of them are very small. The notable countries, besides Canada will be India, Brazil, Turkey. And then we have partners that are selling in several countries of Latin America, so I cannot highlight a particular market, and also in Asia. We have also B2B partners that are also preparing their own launches, and we have partners on both the API as well as on those pens. So, I believe that, the main markets that I mentioned can take, let's say, the lion's share of this quantity. Depends, of course, on the success and the date that we'll actually launch. And the rest will be taken by the B2B parties. Also, the markets that I mentioned are divided to two types of countries, the COPP countries and the non-COPP countries. So, it will be a certain sequence in which it will come to play. So far, and in the demands that we have already, just the orders that we are discussing, gives me confidence that, if the approvals will come, then we will be able to sell that, yes.

Saion Mukherjee:	And Erez, if I can just add, like, this is for 2026. Now, what about 2027? How does this 12 million move up in 2027 in your estimate?

Erez Israeli:	So, it can move up, even to, for sure to 15, but it can move up even further than that, depends on the evolution of the product and the qualification of FTO-11, which will significantly ramp up the capacity. It will be towards the second half of 2027. I'm talking, now, calendar, not FY.

Saion Mukherjee:	Understood. Yeah, thank you, I'll join back.

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Q2FY26 Earnings Conference Call Transcript October 24, 2025

Aishwarya Sitharam:	Thanks, Saion. The next question is from the line of Madhav Marda from Fidelity International. Madhav, please go ahead.

Madhav Marda:	Hi, good evening, thank you so much for your time. I think we've delivered double-digit growth in the ex-US markets. Are we confident of maintaining this trajectory over the next one or two years? That's my first question.

Erez Israeli:	Yes, very much so.

Madhav Marda:	Okay, and could you highlight any key drivers? Like, do we have new launches lined up, or what can help that steady growth? Because India especially, 13% was quite a good number, ahead of market. So just wanted to understand what could drive it.

Erez Israeli:	So, each one of the markets, we have different drivers. So, if you want, I can highlight the markets for you, the main markets. In Europe, it's primarily a combination of the NRT business and the leverage of the U.S. portfolio, in which the pipeline is coming up, and the launch of biosimilars - Rituximab, Denosumab and Bevacizumab that we have in the UK.

In the case of India, it's primarily our inorganic moves that we made on innovation, and acquisitions of brands that we did, in addition to a normal growth that we had on the legacy pipeline. So, I always mention that in India, our legacy pipeline will be like the market, and what we are adding value is in the places in which we are bringing products better than the standard of care. This is the strategy. And now that we have accumulated enough of those, it's starting to show. It took us, as I'm sure we all remember, quite a few years to build that.

In the Emerging Markets, it's primarily, again, leverage of the generic business, especially on injectables and oncology, as well as, biologics - all of our biologics are going to Emerging Markets, and in each one of them, we have SLA, depending on the market, selective innovation that we also license, as part of our deal with India. In the case of Russia, it's primarily our legacy brands as well as some licensing and acquisitions that we made in Russia, on both the OTC, as well as the Rx.

API - It’s focus primarily is on peptides, and there is also a lot of demand for the peptides on the API side. I hope I covered all the markets for you. If I forgot something, please let me know.

Madhav Marda:	Makes sense. And my second question is just on Abatacept. You said we can file, submit the BLA by end of calendar year ‘25. So, the Phase III trial, I'm assuming, is complete now, and we're expecting an update on that, in terms of whether that's completed successfully, or how should we think about the progress on the trial itself?

Erez Israeli:	It should be completed very, very soon, and so far, so good.

Madhav Marda:	Okay, okay, understood, got it. And, if we file on time, the approval will be in line with the expiry in early calendar year ‘27, that's how we should think about it?

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Q2FY26 Earnings Conference Call Transcript October 24, 2025

Erez Israeli:	That's the idea, yeah.

Madhav Marda:	Perfect. Thank you.

Aishwarya Sitharam:	Thanks, Madhav. The next question is from the line of Dr. Kunal Dhamesha from Macquarie Capital.

Dr. Kunal Dhamesha:	Yeah, hi, thanks for taking my question. Just the first one on Abatacept, so basically, the first filing that we'll do would be for IV version, right?

Erez Israeli:	Correct.

Dr. Kunal Dhamesha:	And, what kind of, the further development the subcutaneous version would require?

Erez Israeli:	There is another set of tests that allows us to submit the subcutaneous, but it doesn't require additional study.

Dr. Kunal Dhamesha:	Okay, so, no Phase III, but some form of characterization, etc.?

Erez Israeli:	Correct.

Dr. Kunal Dhamesha:	And, the first, filing that we'll do by December 2025, would that include Bachupally as a manufacturing source, or the CMO as a manufacturing source?

Erez Israeli:	Bachupally. Bachupally will be the start, and the CMO will be a tech transfer from Bachupally.

Dr. Kunal Dhamesha:	Okay, tech transfer. So, then Bachupally would be still the keystone for us, in a way.

Erez Israeli:	Yeah, but in the United States, I'm absolutely building, especially for the subcutaneous, that the CMO will enable our Day-1 launch, for the mitigation that we discussed before.

Dr. Kunal Dhamesha:	Sure. And the second one on Semaglutide Canada. So, basically, let's say, since we talked in the earlier Q1 earnings call, your expectation about the market formation, has that changed now? On the day of patent expiry, or how should we think about it? Given that there are more filers whose filings have been accepted by the regulatory authority in Canada.

Erez Israeli:	No, so nothing changed, at least in my perspective. We are expecting the market to be competitive. There will be multiple players. The question is just the day that we'll get approval. So, it's all about that. That did not change. I believe that the market formation will be as expected. Once there is an approval, there is an application for reimbursement, and according to the rules in Canada of the pricing, that's how the market will play. So, nothing changed in the way I think the game will be played. It is now it's about obtaining approval and, obtaining a good outcome from the litigation in India.

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Q2FY26 Earnings Conference Call Transcript October 24, 2025

Dr. Kunal Dhamesha:	Sure, and lastly, on India, for Semaglutide, we have basically conducted trial for Ozempic and Rybelsus. So, does that enable us to launch the weight loss version, which is Wegovy generic as well?

Erez Israeli:	For Wegovy, we'll have to have an application by itself.

Dr. Kunal Dhamesha:	It would be a separate application?

Erez Israeli:	It will be separate.

Dr. Kunal Dhamesha:	Okay, perfect. Thank you, and all the best.

Aishwarya Sitharam:	Thanks, Kunal. The next question is from the line of Tushar Manudhane from Motilal Oswal Financial Services. Tushar, please go ahead.

Tushar Manudhane:	Thanks for the opportunity. So, just, on a steady, robust traction of biologics across European markets and Indian markets, if you could just highlight how much has been the total biologics sales across different markets, on an annualized basis till date.

Erez Israeli:	We launched, in Europe, Bevacizumab, and recently, Rituximab, in multiple countries, and we will increase the number of countries, as time goes by. And this is after we got the recent approval for Rituximab in Europe. In India and Emerging Markets, we were always there, so it is going well. The main program that we will launch in Europe will be Denosumab and Abatacept. This is the main pipeline. The same product, obviously, will be launched in the India and Emerging Markets. But in India, we'll also have, Pembrolizumab, as well as Nivolumab. So, that's right now the plans in those countries.

Tushar Manudhane:	Got it. And so, with respect to Rituximab, now that we are thinking of having a CMO, so will that require at least the stability data from CMO site, and hence, they need more time to get through the regulatory process?

Erez Israeli:	The CMO that I mentioned is for Abatacept, primarily for the subcutaneous, and it will require a tech transfer as well as stability, but we believe that we will be able to be ready for the big quantities, which will be in the beginning of calendar ‘28. So, we should be good by then.

Tushar Manudhane:	Understood. And just lastly, on the PSAI segment, where there has been improvement in the gross margin, quarter over quarter, while we are still lower than the historical gross margin. But, if you can just help understand in terms of the current gross margin, and how to think about it over the next one to two years.

M. V. Narasimham:	So, we expect, going forward, the PSAI gross margin to be in the range of 20-25%.

Tushar Manudhane:	Compared to 15% currently, right?

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Q2FY26 Earnings Conference Call Transcript October 24, 2025

M. V. Narasimham:	No, this quarter it is 18%. Based on the product mix, and overhead leverage, I think the range you can expect, going forward, is 20% to 25% for PSAI gross margin.

Tushar Manudhane:	Got it. And, the earlier comment of peptide sales within PSAI, so if you could quantify how much has that been?

Erez Israeli:	So, we built a capacity of up to 800 kg. Naturally, we are not even close right now to this level. Right now, it's very small, but it will grow as it will come.

Tushar Manudhane:	Got it. Thank you.

Aishwarya Sitharam:	Thanks, Tushar. The next question is from the line of Kunal Randeria from Axis Capital. Kunal, please go ahead.

Kunal Randeria:	Hi, good evening. So, firstly, I would like to understand how your R&D will take shape, given that you're developing a few biosimilars, like Pembrolizumab and Daratumumab. And, of your R&D budget, how much you would be earmarking for biosimilars and Aurigene, so basically your non-generics business.

Erez Israeli:	Sure, so just to clarify, Daratumumab - we are not developing. It's a product that we licensed from Henlius, a Chinese company. Denosumab was developed by Alvotech, and we have a partnership with them. So, in that respect, the main products that are done internally is still Abatacept, and we basically finished the clinical trial of it. As you can see, the R&D is about 7%, right now, of the sales, and likely, that it will stay in this range, for now.

Kunal Randeria:	Sure, sure, thanks for that. And secondly, again on Semaglutide. So, do you foresee a situation where the market may not turn out to be as favourable as you think in Canada? Because, besides the number of filers, which are increasing by the day, there are perhaps risks, let's say, from a compounding pharmacy, which is intended to enter Canada. And even the innovator has seen volume pressures in several markets. So, there might be a situation where they are aggressive on pricing. So, is there a risk of the market deterioration?

Erez Israeli:	First of all, I mentioned all along, I think that Canada market will be competitive, with multiple players. So, you know, in 33 years that I am in pharmaceuticals, I learned not to forecast launch. I always mention that it can range from a zero to many, many millions of dollars. So, but yeah, to answer it, I anticipate that Canada is going to be very, very competitive as players will get an approval.

Kunal Randeria:	Right, and if I can, if you don't mind, ask, is there any particular price erosion that we can see from the current level, maybe 80-85% kind of price erosion that we'll eventually settle down to?

Erez Israeli:	I have no clue. I wish I knew.

Kunal Randeria:	Alright, thank you.

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Q2FY26 Earnings Conference Call Transcript October 24, 2025

Aishwarya Sitharam:	Thanks, Kunal. Participants are requested to restrict the number of questions to just one to ensure that everybody in the line gets an opportunity to interact with management.

The next question is from the line of Vivek Agarwal from Citi. Vivek, please go ahead.

Vivek Agrawal:	Thanks for the opportunity. My question is related to NRT and branded markets like India, EM. So, the growth was quite decent across the board, and it's a really commendable job. So, just want to understand, how to look at the investment that you are making behind these markets. Are these sustainable investments, or let's say it can be cut down in future? Thank you.

Erez Israeli:	First of all, I don't think you see the investment in Emerging Markets. As we speak, we got the market in certain waves. And the markets that we did not get are still managed by Haleon, and we are paying them a fee for doing that for us. So, naturally, as market is coming to us, the fee for Haleon is going. And therefore, the margins are going up, because we don't need to pay them, and we are starting to invest. The markets that we are investing are the only the markets that we got at the beginning, meaning UK and Scandinavia. Right now, it's absolutely not a steady state. We have two more waves to go. What I can tell is so far, it's exceeding our expectations, both, on the pace of growth, as well as on the margin. In both cases, it's much better than what we presented internally, when we approved the project. So, it's a kind of a good start, I would call it.

Vivek Agrawal:	I understand, Erez. And, just a related question here, on operating expenditure. So, on absolute basis, how we should look at the operating expenditure in FY27? So, can it continue to increase, let's say, from ‘26 level, maybe relatively at a slower pace, or is there any possibility of absolute decline in operating expenditure, let's say, in ‘27 compared to FY26? Thank you.

M. V. Narasimham:	So, this quarter, we have 30%, and then, if you adjust the one-off, I think, we are close to 29.1%. And then, for your modelling, I think, we'll be in the zone of 28% to 30%.

Vivek Agrawal:	Thanks, MVN. That's all from my side.

Aishwarya Sitharam:	Thanks, Vivek. The next question is from the line of Dr. Harith Ahamed from Avendus Spark. Harith, please go ahead.

Dr. Harith Ahamed:	Hi, thanks for the opportunity. Just on, Rituximab, again, so given this is the second unsuccessful PAI and CRL that we've had. Are there any specific challenges related to this facility? I'm asking, also because this is a biologics facility, and our track record otherwise on compliance has been quite excellent in recent years.

Erez Israeli:	There is nothing specific, per se. As this is a sterile plant, we got queries that are related to that nature of the site. We believe it's addressable. In the case that they will come with another set of questions, we have an alternate line as a backup, which is FFM-2. FFM-2 is for fill-and-finish, for those on the line. So, we may need to move the product from one line to another, in a case that it will not come well on the first one. So, it's primarily related to the first line that we have, FFM-1. Some of the design of it raised those queries, and also last time. We are addressing it, but if it will not work, we'll have to move to FFM-2. I'm not worried on not getting approval, I'm certain we will get approval. Just to remind all of us, Rituximab was deliberately chosen, in order to start the regulatory process on time, to make sure that by the time that Abatacept will come, Bachupally will face those kind of stuff, and it is serving its purpose, and hopefully we can resolve it soon.

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Q2FY26 Earnings Conference Call Transcript October 24, 2025

Dr. Harith Ahamed:	Okay. Quick one on Tocilizumab biosimilar. It's been a while since we got an update on that one. Can you share the status of that program?

Erez Israeli:	We are not planning to have it as a global product.

Dr. Harith Ahamed:	Okay.

Erez Israeli:	We will have it only for India.

Dr. Harith Ahamed:	Okay. Yeah, and then one quick follow-up on the previous question, the cost reductions that we've alluded to in the past, around 500 - 600 basis points. of reductions. Are these reflecting to a small extent in the first half numbers, or should we wait for the coming quarters for this to actually show up in numbers?

Erez Israeli:	Yeah, I believe so. You can see that by the fact that Lenalidomide is going down, we are maintaining reasonably low numbers. So, it's absolutely a reflection of those mitigations. Of course, the full force of it will come as quarters will come. MVN also shared the numbers, so we believe that with SG&A of around 28%, and R&D of around 7%, it comes to the famous 5 to 7 that was said, and there is even opportunity for more, if we need to. So, we are very, very sensitive to the margins. And naturally, we're discussing it every time, and we will absolutely be very disciplined on those.

Dr. Harith Ahamed:	Thank you, that's all for me, sir.

Aishwarya Sitharam:	Thanks, Harith. In the interest of time, we will restrict the questions to the next two speakers. Next is Gautam R. from Leo Capital. Gautam, please go ahead.

Gautam R.:	Hi, hi, good evening. My question was on the GLP-1. Do you only plan to do fill-and-finish, or do you also manufacture API drug substances? How much manufacturing capacity do you have, and which all markets are we targeting for this?

Erez Israeli:	So, we have, CTO-6 making the API. I mentioned that the overall potential of all the investments that we put can reach even 800 kg, but we are very, very far from this output at this stage. We don't need also. Just, that, but, we are preparing it not just for Semaglutide and Liraglutide, but also for 40-something peptides that we identified, and we are going to develop, either by ourselves or with the partners in the next coming years. So, right now, we will have sufficient capacity for the demands that we'll have for Liraglutide, Semaglutide, and the submissions to the relevant authorities of all the peptides, that will be off-patent, including Tirzepatide. That will be, obviously, an R&D project, but it's very important to submit it in the relevant markets. And we're also making the product. We are planning to make it in FTO-11, and also with the partner. In general, the approach will be that we will have, for every important product, in-house capabilities, as well as partnership capabilities for all kinds of risk mitigations.

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Q2FY26 Earnings Conference Call Transcript October 24, 2025

Gautam R.:	Okay, so can you just, like, expand on the fill-and-finish also? What's the capacity we have, and the status on that? And the markets we are supplying for that?

Erez Israeli:	I think we discussed it. We have 12 million pens for Semaglutide with the partner. We have two lines of cartridge that will be at FTO-11. They can reach even 50 million, but right now it's all theoretical. The cartridge lines are on the way, and they will be assembled and will be ready. Not for this 12 months, but after.

Gautam R.:	Understood, thank you.

Aishwarya Sitharam:	Thank you, Gautam. The last question for today is from the line of Sumit Gupta from Centrum Capital. Sumit, please go ahead.

Sumit Gupta:	Yeah, hi, thank you, good evening. Yeah, so just one question on the India business. So, sir, can you segregate the volume and price growth?

M. V. Narasimham:	So, Sumit, the price is in the range of normal 5%, and then, the balance growth is mainly from the new products and volumes.

Sumit Gupta:	Okay, so going forward, should we expect this to continue, or can we expect any significant growth in volumes also?

Erez Israeli:	You should expect to continue. We will have new products, volume, and the price will be in that range that MVN shared with you.

Sumit Gupta:	Understood. Thank you.

Aishwarya Sitharam:	Thank you. We've reached the end of the call. I, now, hand the call over to Richa for the closing comments.

Richa Periwal:	Thank you all for joining us today. We truly appreciate your continued interest in Dr. Reddy's Laboratories and the time you've taken to engage with us on our Q2FY26 results. If you have any further questions or need any additional information, please do not hesitate to contact the Investor Relations team. Have a great day, stay safe, and take care. Thank you.

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